UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JUST ENERGY GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48213W101

(CUSIP Number)

The Robert L. Snyder Trust – 2005 Stream

Robert Lloyd Snyder

9330 Hollow Way Road

Dallas, Texas 75220

(214) 478-1324

Copies to:

Jeffrey A. Chapman

Gibson, Dunn & Crutcher LLP

2100 McKinney Ave. #1100

Dallas, Texas 75201

(214) 698-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W101

1	Name of Reporting Person: The Robert L. Snyder Trust – 2005 Stream
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,440,645
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,440,645
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,440,645
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 48213W101

1	Name of Reporting Person: Robert Lloyd Snyder
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,440,645
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,440,645
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,440,645
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13D initially filed on September 13, 2019 (as amended, the “Schedule 13D”) and relates to the common shares, no par value per share (the “Common Stock”), of Just Energy Group Inc., a Canadian corporation (the “Company”). The address of the principal executive offices of the Company is 6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada L5T 2E6.

Item 2. Identity and Background

(a)

1.	The Robert L. Snyder Trust – 2005 Stream (“The Snyder Trust”)

2.	Robert Lloyd Snyder (together with The Snyder Trust, the “Reporting Persons”)

(b)

1.	The business address of The Snyder Trust, which also serves as its principal office, is 9330 Hollow Way Road, Dallas, Texas 75220.

2.	The principal business address of Mr. Snyder is 9330 Hollow Way Road, Dallas, Texas 75220.

(c)

1.

The principal business of The Snyder Trust is to invest in various companies, including the Company. Mr. Snyder is the sole Trustee and beneficiary of The Snyder Trust, which has no other directors or officers or controlling persons.

2.	The present principal occupation of Mr. Snyder is as a private investor.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Snyder is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The purchase of the shares of Common Stock by the Reporting Persons was financed through working capital of The Snyder Trust. No funds or other consideration were borrowed or obtained for the purpose of acquiring the Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons originally acquired, and continue to hold, the Common Stock reported in this Schedule 13D for investment purposes. Since acquiring Common Stock the Reporting Persons have conducted discussions and a frank exchange of views with certain members of the Company’s board of directors and certain officers of the Company concerning the Company’s ongoing strategic review process announced on June 6, 2019 (the “Strategic Review”) and the Company’s recent adjustment to accounts receivable on July 23, 2019 and August 9, 2019 (the “Accounts Receivable Adjustments”). The Reporting Persons will continuously assess the Company’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and the Common Stock in particular, other developments, other investment opportunities, and its current strategies to enhance and maximize shareholder value. Depending on such assessments, the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of some or all of the Common Stock presently held the by Reporting Persons in the open market or in private transactions. Such actions will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to these investment decisions. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

Although the Reporting Persons had no plans or proposals at the time of the various purchases and do not have any particular plans or proposals at present, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in communications with and/or express their views to and or/meet with management, the Company’s board of directors, one or more other shareholders, officers of the Company or third parties, including potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Company, its assets or its securities, and may take other steps seeking to bring about changes to increase shareholder value. Such proposals or positions may include one or more plans that relate to the Company’s business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Item 5. Interest in Securities of the Issuer

(a) The Snyder Trust may be deemed to beneficially own 12,440,645 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock. Mr. Snyder, as sole trustee of The Snyder Trust, may be deemed to beneficially own in the aggregate 12,440,645 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock. These percentages are based on the 149,595,952 shares of Common Stock issued and outstanding on March 31, 2019, as reported in the Company’s Amendment No. 3 to Form 40-F, filed on August 20, 2019.

(b) The Snyder Trust has sole voting and sole dispositive power with respect to 12,440,645 shares of Common Stock and shared voting and shared dispositive power with respect to no shares of Common Stock. Mr. Snyder, as sole trustee of The Snyder Trust, has sole voting and sole dispositive power with respect to 12,440,645 shares of Common Stock and shared voting and shared dispositive power with respect to no shares of Common Stock. Mr. Snyder disclaims beneficial ownership of the shares held of record by The Snyder Trust except to the extent of his pecuniary interest therein.

(c) The following describes all transactions in the Company’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity
8/22/2019	Securities Acquisition	$1.1891	200,000
8/23/2019	Securities Acquisition	$1.1724	200,000
8/26/2019	Securities Acquisition	$1.2166	350,000
8/27/2019	Securities Acquisition	$1.1845	350,000
8/28/2019	Securities Acquisition	$1.1787	350,000
8/29/2019	Securities Acquisition	$1.1518	500,000
8/30/2019	Securities Acquisition	$1.1119	500,000
9/3/2019	Securities Acquisition	$1.1079	364,300
9/4/2019	Securities Acquisition	$1.0997	500,000
9/5/2019	Securities Acquisition	$1.1995	500,000
9/6/2019	Securities Acquisition	$1.2812	500,000
9/9/2019	Securities Acquisition	$1.2342	500,000
9/10/2019	Securities Acquisition	$1.2383	750,000
9/11/2019	Securities Acquisition	$1.4716	1,000,000
9/12/2019	Securities Acquisition	$1.4974	995,108
9/12/2019	Securities Acquisition	$1.55	150,000
9/13/2019	Securities Acquisition	$1.50	50,000
9/20/2019	Securities Acquisition	$1.54	800,000
9/22/2019	Securities Acquisition	$1.54	100,000

9/23/2019	Securities Acquisition	$1.54	1,343,731
9/24/2019	Securities Acquisition	$1.54	478,353
9/25/2019	Securities Acquisition	$1.82	673,253
9/26/2019	Securities Acquisition	$1.77	1,285,900

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have discussed with certain other significant shareholders of the Company a host of issues regarding the strategic direction and the management of the Company, including the Strategic Review and the Accounts Receivable Adjustments. However, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement, by and between the Reporting Persons, dated September 13, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2019	THE ROBERT L. SNYDER TRUST – 2005 STREAM

	By:	/s/ Robert Lloyd Snyder
Robert Lloyd Snyder
Trustee

ROBERT LLOYD SNYDER

/s/ Robert Lloyd Snyder
Robert Lloyd Snyder